3/13

03007567

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OTT Exploration Production Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3827

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE :

File No. 82-3827

03 MAR 13 AM 7:21

AR/S
12-31-02

REPORT OF AUDITOR AND FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(TRANSLATION)

REPORT OF THE AUDITOR

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Office of the Auditor General of Thailand has audited the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2002 and 2001, the related consolidated and the Company statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Companys' management as to their correctness and the completeness of the presentation. The responsibility of Office of the Auditor General of Thailand is to express an opinion on these financial statements based on the audits and other auditors' reports. Other auditors have audited the financial statements of the joint venture projects which are jointly invested between the Company and other companies, and between the subsidiaries or associated companies and other companies. Office of the Auditor General of Thailand received the other auditors' reports and used them as a basis in auditing and expressing an opinion on the consolidated and the Company financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2002 constitute 65.13%, 4.59% and 20.54% of the consolidated totals, and for the year 2001 constitute 71.24%, 5.60% and 16.26% respectively, and included in the company financial statement for the year 2002 constitute 60.15%, 6.99% and 18.80% of the Company totals, and for the year 2001 constitute 69.38%, 6.1% and 15.18% respectively.

Office of the Auditor General of Thailand conducted the audits in accordance with generally accepted auditing standards. Those standards require that Office of the Auditor General of Thailand plans and performs the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Office of the Auditor General of Thailand believes that the audits together with other auditors' reports as above-mentioned provide a reasonable basis for the opinion.

In the opinion of Office of the Auditor General of Thailand, based on the audit and other auditors' reports, the consolidated and the Company financial statements referred to above present fairly, in all material respects, the consolidated and the Company financial position of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2002 and 2001, the results of the consolidated and the Company operations, changes in the consolidated and the Company shareholders' equity and the consolidated and the Company cash flows for the years then ended, in conformity with generally accepted accounting principles.

(Signed) *Jaruvan Maintaka*

(Jaruvan Maintaka)

Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Auditor in charge

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

February 21, 2003

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND 2001

Unit : Baht

		Consolidated		The Company	
	Notes	2002	2001	2002	2001
Assets					
Current Assets					
Cash and cash equivalents	4	16,305,601,525	15,208,723,683	8,909,912,976	7,850,262,318
Trade receivable - parent company	5.1	2,963,185,287	3,393,858,240	1,886,661,548	1,942,796,497
Trade receivables	5.2	281,087,209	272,066,656	69,943,718	50,426,799
Inventories		30,549,566	17,886,218	29,472,646	16,393,191
Materials and supplies-net	6	837,505,170	940,386,367	704,686,166	803,306,101
Other current assets :					
Working capital from co-venturers		50,873,592	26,502,678	5,327,111	4,499,477
Other receivables		126,826,364	206,997,114	75,914,129	108,688,415
Accrued interest receivable		80,438,376	92,277,100	13,704,606	36,788,327
Other current assets		160,345,187	246,583,834	128,051,018	321,667,803
Total Current Assets		**20,836,412,276**	**20,405,281,890**	**11,823,673,918**	**11,134,828,928**
Non-current assets					
Investments accounted for under equity method	7.1	11,410,438,477	11,348,085,123	21,428,358,996	16,506,590,865
Long-term loans to related party	7.3	-	-	-	3,943,362,579
Property, plant and equipment-net	9	47,209,518,221	44,488,514,046	31,105,988,167	28,626,774,615
Intangible assets		348,524,668	318,315,469	348,524,668	318,315,468
Deferred income taxes	10.1	596,196,618	607,571,970	-	-
Other non-current assets					
Prepaid expenses	11	484,357,424	505,938,815	-	-
Deferred of bonds issuing expenses		39,423,149	49,567,547	17,894,255	22,297,616
Other non-current assets		820,263,626	5,999,587	4,630,044	4,767,481
Total non-current assets		**60,908,722,183**	**57,323,992,557**	**52,905,396,130**	**49,422,108,624**
Total Assets		**81,745,134,459**	**77,729,274,447**	**64,729,070,048**	**60,556,937,552**

The accompanying notes are an integral part of these statements.

(Signed) Chitrapongse Kwangsukstith
(Chitrapongse Kwangsukstith)
President

(Signed) Nuntiya Sathirakul
(Nuntiya Sathirakul)
Acting Manager, Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND 2001

Unit : Baht

		Consolidated		The Company	
	Notes	2002	2001	2002	2001
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		252,269,854	901,674,850	110,349,436	733,358,822
Current portion of long-term loans	12	2,165,195,000	6,217,985,000	2,165,195,000	6,217,985,000
Working capital to co-venturers		510,271,646	40,222,971	146,154,135	37,845,388
Accrued expenses		2,567,614,274	2,463,340,699	2,348,650,091	2,192,215,188
Accrued interest payable		895,574,123	952,034,734	730,478,005	782,913,378
Income tax payable		3,698,699,154	3,927,060,308	3,552,663,663	3,894,295,480
Other current liabilities		294,638,964	232,262,942	303,982,841	93,414,480
Total Current Liabilities		**10,384,263,015**	**14,734,581,504**	**9,357,473,171**	**13,952,027,736**
Non-current liabilities					
Bonds	13	17,026,283,159	17,440,396,495	8,369,661,344	8,573,723,529
Deferred income taxes	10.1	8,808,775,695	7,509,116,903	7,932,573,147	6,802,072,159
Other non-current liabilities					
Deferred income	14	6,456,450,204	6,816,065,417	-	-
Other non-current liabilities		110,362,067	118,325,134	110,362,067	118,325,134
Total non-current liabilities		**32,401,871,125**	**31,883,903,949**	**16,412,596,558**	**15,494,120,822**
Total Liabilities		**42,786,134,140**	**46,618,485,453**	**25,770,069,729**	**29,446,148,558**
Shareholders' Equity					
Share capital	15				
Registered capital					
654.4 million ordinary shares of Baht 5 each		-	3,272,000,000	-	3,272,000,000
664.4 million ordinary shares of Baht 5 each		3,322,000,000	-	3,322,000,000	-
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences		(558,127,692)	(229,379,522)	(558,127,692)	(229,379,522)
Retained earnings					
Appropriated					
Legal reserve	16	332,200,000	327,200,000	332,200,000	327,200,000
Reserve for expansion		8,949,000,000	6,204,000,000	8,949,000,000	6,204,000,000
Unappropriated		15,416,848,011	9,989,888,516	15,416,848,011	9,989,888,516
Total Shareholders' Equity		**38,959,000,319**	**31,110,788,994**	**38,959,000,319**	**31,110,788,994**
Total Liabilities and Shareholders' Equity		**81,745,134,459**	**77,729,274,447**	**64,729,070,048**	**60,556,937,552**

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001	2002	2001
Revenues					
Sales		29,587,036,064	27,518,264,494	23,274,248,922	21,882,897,923
Revenue from pipeline transportation		645,387,700	662,823,250	-	-
Other revenues					
Gain on foreign exchange	17	537,230,387	-	167,291,805	-
Interest income		209,018,970	744,472,898	145,689,036	536,966,310
Other revenues	18	57,600,275	278,233,176	27,529,675	40,530,423
Share of profit from investments accounted for under equity method		656,180,059	82,455,601	4,250,516,300	3,749,606,647
Total revenues		**31,692,453,455**	**29,286,249,419**	**27,865,275,738**	**26,210,001,303**
Expenses					
Production expenses		2,774,301,523	2,479,325,694	1,944,668,774	1,877,268,451
Exploration expenses		150,031,223	232,963,011	102,222,258	102,859,443
General administrative expenses		1,270,432,971	1,065,231,228	933,895,834	764,277,514
Petroleum royalties		3,423,647,313	3,199,077,595	2,909,281,116	2,734,105,024
Other expenses					
Loss on foreign exchange	17	-	145,304,051	-	198,466,227
Depreciation, depletion and amortization		4,629,908,794	3,358,937,652	4,119,436,457	2,855,435,291
Director's remuneration		14,310,421	4,896,256	14,208,039	4,896,256
Other expenses		490,521,013	334,755,313	308,242,983	330,737,954
Total expenses		**12,753,153,258**	**10,820,490,800**	**10,331,955,461**	**8,868,046,160**
Income before interest and income taxes		**18,939,300,197**	**18,465,758,619**	**17,533,320,277**	**17,341,955,143**
Interest expenses		1,414,861,999	1,837,188,925	761,196,132	1,156,163,910
Income taxes	10.2	5,435,478,703	5,733,768,114	4,683,164,650	5,290,989,653
Net income		**12,088,959,495**	**10,894,801,580**	**12,088,959,495**	**10,894,801,580**
Earnings per share	19				
Basic earnings per share		18.54	16.71	18.54	16.71
Diluted earnings per share		18.54	16.71	18.54	16.71

The accompanying notes are an integral part of these statements.

File No. 82-3827

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2000		**3,260,000,000**	**11,559,080,000**	**(5,126,444)**	**327,200,000**	**3,728,000,000**	**3,758,948,354**	**22,628,101,910**
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(231,861,418)	(231,861,418)
Currency translation differences		-	-	(100,747,603)	-	-	-	(100,747,603)
Balance after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	3,527,086,936	22,295,492,889
Currency translation differences		-	-	(123,505,475)	-	-	-	(123,505,475)
Net income		-	-	-	-	-	10,894,801,580	10,894,801,580
Reserve for expansion		-	-	-	-	2,476,000,000	(2,476,000,000)	-
Dividend paid		-	-	-	-	-	(1,956,000,000)	(1,956,000,000)
Balance - as at December 31, 2001		**3,260,000,000**	**11,559,080,000**	**(229,379,522)**	**327,200,000**	**6,204,000,000**	**9,989,888,516**	**31,110,788,994**
Currency translation differences		-	-	(328,748,170)	-	-	-	(328,748,170)
Net income		-	-	-	-	-	12,088,959,495	12,088,959,495
Legal reserve		-	-	-	5,000,000	-	(5,000,000)	-
Reserve for expansion		-	-	-	-	2,745,000,000	(2,745,000,000)	-
Dividend paid		-	-	-	-	-	(3,912,000,000)	(3,912,000,000)
Balance - as at December 31, 2002		**3,260,000,000**	**11,559,080,000**	**(558,127,692)**	**332,200,000**	**8,949,000,000**	**15,416,848,011**	**38,959,000,319**

The accompanying notes are an integral part of these statements.

File No. 82-3827

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Cash flows from operating activities				
Net Income	12,088,959,495	10,894,801,580	12,088,959,495	10,894,801,580
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	(656,180,059)	(82,455,601)	(4,250,516,300)	(3,749,606,647)
Amortization of compensation for waving the right of carry forward gas	87,645,662	-	87,645,662	-
Depreciation and depletion	4,553,870,282	3,331,674,619	4,049,138,983	2,834,188,625
Amortization of deferred charges	65,894,113	10,585,658	65,894,113	10,585,659
Amortization of bonds issuing expenses	10,144,398	16,677,375	4,403,360	10,661,007
Bond Discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	33,780,561	125,466,860	40,188,472	8,447,575
(Gain) loss on disposal of assets	10,581,535	(3,203,138)	10,493,550	(3,339,860)
(Gain) loss on disposal of material	8,504,770	(415,785)	8,504,770	(415,785)
Deferred income taxes	1,326,903,940	1,556,293,101	1,130,500,988	1,321,252,338
Income recognized from deferred income	(343,342,097)	(38,312,231)	-	-
Unrealized (gain) loss on foreign exchange	(405,909,327)	399,285,342	(253,967,416)	312,985,427
	16,781,962,122	**16,211,506,629**	**12,981,245,677**	**11,639,559,919**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(12,365,376)	13,688,673	(19,516,919)	21,400,261
(Increase) decrease in trade receivable-parent company	426,719,457	(598,962,589)	56,134,949	157,111,295
Decrease in short-term loans	-	-	-	6,932,850
(Increase) decrease in inventories	(12,663,348)	2,169,912	(13,079,454)	1,238,835
(Increase) decrease in materials and supplies - net	93,374,089	(372,356,933)	90,115,165	(348,038,714)
(Increase) decrease in working capital from co-venturers	(25,509,064)	8,183,855	(661,822)	(4,894,682)
(Increase) decrease in other receivables	79,933,612	(95,464,062)	32,770,356	26,402,918
(Increase) decrease in accrued interest receivable	10,004,940	(18,819,617)	23,059,317	18,293,886
(Increase) decrease in other current assets	(9,309,221)	(98,890,188)	105,971,124	(184,455,230)
(Increase) decrease in prepaid expenses	21,581,391	(297,676,131)	-	-
(Increase) decrease in other non-current assets	(807,330,312)	4,661,126	137,436	4,672,725
Increase (decrease) in accounts payables	(647,329,984)	262,069,025	(622,888,301)	165,611,960

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Changes in assets and liabilities (continued)				
Increase (decrease) in working capital to co-venturers	476,968,277	(4,143,981)	111,302,230	(1,788,353)
Increase in accrued expenses	130,688,828	1,067,000,550	179,968,864	918,729,316
Increase (decrease) in accrued interest payable	(44,553,571)	114,503,476	(40,915,048)	110,773,071
Increase (decrease) in income tax payable	(227,540,527)	304,915,325	(341,631,817)	323,032,182
Increase (decrease) in other current liabilities	68,852,949	(42,642,155)	210,041,033	(43,586,669)
Increase (decrease) in deferred income	(551,186)	3,991,540,143	-	-
Increase (decrease) in other non-current liabilities	(7,963,067)	109,390,070	(7,963,067)	109,390,070
Gain (loss) from translation foreign entities' financial statements	(172,651,322)	27,807,005	-	-
	(659,643,435)	**4,376,973,504**	**(237,155,954)**	**1,280,825,721**
Net cash provided by operating activities	**16,122,318,687**	**20,588,480,133**	**12,744,089,723**	**12,920,385,640**
Cash flows from investing activities				
(Increase) in short-term investment	(8,704,614)	(9,889,555,150)	(1,000,000,000)	(2,600,000,000)
Decrease in loans to related party	-	-	3,943,362,579	4,203,993
Dividend from related parties	602,531,319	-	-	-
(Increase) in property, plant and equipment - net	(7,498,493,311)	(6,852,820,718)	(6,579,034,558)	(6,705,882,717)
(Increase) in intangible assets	(96,103,312)	(211,574,664)	(96,103,312)	(211,574,664)
Net cash (used in) investing activities	**(7,000,769,918)**	**(16,953,950,532)**	**(3,731,775,291)**	**(9,513,253,388)**
Cash flows from financing activities				
(Decrease) in long-term loans	(4,000,000,000)	(2,814,886,080)	(4,000,000,000)	(2,814,886,080)
Dividend paid	(3,911,338,093)	(1,955,562,810)	(3,911,338,093)	(1,955,562,810)
Net cash (used in) financing activities	**(7,911,338,093)**	**(4,770,448,890)**	**(7,911,338,093)**	**(4,770,448,890)**
Net increase (decrease) in cash and cash equivalents	1,210,210,676	(1,135,919,289)	1,100,976,339	(1,363,316,638)
Cash and cash equivalents at beginning of the year	**15,208,723,683**	**16,526,578,699**	**7,850,262,318**	**9,354,694,793**
	16,418,934,359	15,390,659,410	8,951,238,657	7,991,378,155
Effects of exchange rate changes	(113,332,834)	(181,935,727)	(41,325,681)	(141,115,837)
Cash and cash equivalents at end of the year	**16,305,601,525**	**15,208,723,683**	**8,909,912,976**	**7,850,262,318**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,456,335,372	1,719,525,829	800,410,111	1,040,946,579
Income taxes	4,430,187,310	3,871,637,248	3,894,295,480	3,646,705,132

The accompanying notes are an integral part of these statements.

File No. 82-3827

PTT Exploration and Production Public Company Limited and Its Subsidiaries

Notes to Consolidated and Company Financial Statements

For the years ended December 31, 2002 and 2001

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is a public limited company and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

PTTEP Office Building 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900.

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company and its subsidiaries (the Group) are acquisition, exploration and production of petroleum in Thailand and oversea, foreign gas pipeline transportation, and investment in a project strategically connected to energy business.

The Group has operations in over 6 countries and employs over 657 people.

As at December 31, 2002, the Group have engaged in number of projects, either as an operator or non-operator. Details are presented as follows:

PTTEP's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Unocal 3	Thai	Unocal Thailand Ltd.	5	5
E 5	Thai	ExxonMobil Exploration and Production Korat Inc.	20	20
E 5-North[1]	Thai	Amerada Hess (Thailand) Limited	20	20
S 1	Thai	Thai Shell Exploration and Production Co., Ltd.	25	25
Bongkot	Thai	PTT Exploration and Production PCL.	44.4445	44.4445
Pailin (B12/27)	Thai	Unocal Thailand Ltd.	45	45
Arthit	Thai	PTT Exploration and Production PCL.	80	80

PTTEPI's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Yetagun	Myanmar	Premier Petroleum Myanmar Limited	14.1667	14.1667
W 7/38	Thai	Kerr-McGee (Thailand) Limited	15	15
Yadana	Myanmar	TotalFinaElf E&P Myanmar	25.50	25.50
B 13/38[2]	Thai	PTTEP International Ltd.	44.4445	44.4445
JDA (B-17 C-19)	Thai-Malaysia	Carigali – PTTEPI Operating Company Sendirian Berhad	50	50

PTTEP KV's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Block B and 48/95	Vietnam	Unocal Vietnam Exploration, Ltd.	8.5	10

PTTEP SV's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Block 52/97	Vietnam	Unocal Southwest Vietnam Exploration Company & Production, Ltd.	7	10

PTTEP HV's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Block 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	-

PTTEP HL's joint ventures

Project	Country of operation	Operator	Company's interest 2002	Company's interest 2001
Block 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	-

[1]Counted as E5 project but separating of assets due to different operators.

[2]Counted as Bongkot project but separating of assets due to different companies holding the concessions.

The changes of joint venture interest during the year are:

On March 19, 2002, PTTEPI and Partners of W7/38 Project surrendered the Petroleum Concession No.1/2541/55, Block W7/38 to the Department of Mineral Resources.

On August 2, 2002, PTTEP HL has entered into a Sales and Purchase Agreement with Amerada Hess Vietnam Ltd. to acquire 13.50% interest in Block 16-1. The remaining 13.50% interest was acquired by SOCO Vietnam Ltd. After the acquisition, PTTEP HL will increase its participation interest from 15% to 28.50% and will be committed to spend an additional amount of approximately US$3 million under the work obligation during 2002 - 2003. This agreement was approved by Vietnamese Government that made the acquisition of interest fully effective on February 18, 2003 and at the same date, PTTEP HL paid US$ 2.3 million for the additional interest in the project past costs. Therefore, the joint venture partners is comprised of PetroVietnam Exploration and Production Company, PTTEP HL, SOCO Vietnam Ltd., and OPECO Vietnam, Ltd. with interests of 41%, 28.50%, 28.50% and 2%, respectively.

On 4 November 2002, Petrovietnam exercised the right of Petroleum Sharing Contract to participate in Block B&48/95 15% interest . After participation of PetroVietnam, the joint venture partner is consisted of Unocal Vietnam Exploration Ltd, Moeco Vietnam Petroleum Co.,Ltd, PetroVietnam Exploration & Production Company and PTTEP Kim Long Vietnam Company Limited with interests of 42.38%, 25.62%, 23.5% and 8.5%, respectively.

On 4 November 2002, Petrovietnam exercised the right of Petroleum Sharing Contract to participate in Block 52/97 30% interest. After participation of PetroVietnam, the joint venture partner is consisted of Unocal Southwest Vietnam Exploration & Production, Ltd, PetroVietnam Exploration & Production Company, Moeco Southwest Vietnam Petroleum Co.,Ltd, and PTTEP Southwest Vietnam Company Limited with interests of 43.4%, 30%, 19.6% and 7%, respectively.

2. Significant Accounting Policies

2.1 Basis of Preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The Company presents financial statements in compliance with notification of Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of Accounting Act B.E. 2543.

Since 1998, the Group has applied International Accounting Standard 12 "Income Taxes".

The consolidated and Company financial statements are use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Subsidiary undertakings

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights and has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 7.

2.3 Associated undertakings

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, and over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes excess on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

A listing of the Group's principal associated is set out in Note 7.

2.4 Joint venture

The Group's interest in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the relevant components of the financial statements.

The Group's interest in jointly controlled assets are accounted for by proportionate consolidation. Under this method the Group includes its share of the assets, liabilities and expenses based on Joint Operating Agreement in the relevant components of the financial statements.

A listing of the Group's jointly controlled entities and jointly controlled assets are set out in Note 7 and Note 1 respectively.

2.5 Related Parties

Enterprises and individuals that directly, or indirectly, through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and follow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been shown under the caption of "Currency Translation Differences" in shareholders' equity.

2.7 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with maturities within 3 months.

2.8 Trade accounts receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.10 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.11 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use . All other borrowing costs are expensed.

2.12 Property, Plant and Equipment

General properties

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation of general properties is determined on the straight-line method at rates ranging form 5% to 20% per annum.

Oil and Gas Properties

The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

- Acquisition costs of concession rights are capitalized.
- Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.
- Exploratory drilling costs (both tangible and intangible) are initially capitalized. If exploratory wells do not establish proved reserves, are determined to be economically unsuccessful, or are not included in the plan to develop in the near future, the related costs are charged as expenses.
- Development cost, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

Depreciation, depletion and amortization relating to proved oil and gas properties are calculated under the unit of production method, which is based on estimated proved recoverable reserves. Changes in reserve estimates are recognized prospectively.

Depreciation of transportation pipeline of Yadana and Yetagun project is calculated on the straight-line method with an estimated useful life of 30 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gain and losses on disposal are determined by reference to their currying amount and are taken into account in operating profit.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognized as an expenses when incurred.

2.13 Intangible Assets

Expenditures on acquired licenses for computer software are capitalized and amortized using the straight-line method over the lives of contract, maximum of 10 years. The carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

2.14 Deferred income taxes

Deferred income tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, tax losses carried forward and, on the difference between the fair values of the net assets acquired and their tax base.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15 Borrowings

Borrowings are recognised initially at the proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

2.16 Reserve for Expansion

The Company sets aside a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside at the rate of 35% of the net profit on tax basis after tax from exploration and production activities.

2.17 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.18 Income Taxes

The Company's expenditures and revenues for tax purposes comprise:

- Current period's tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532, the Revenue Code
- Income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 10.

2.19 Provident Fund

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund". The provident fund is funded by payments from employees and by the Company which are held in a separate trustee-administered fund. The Company contributes to the fund at a rate of 15 % of its employees' salaries which are charged to the income statement in the period to which the contributions relate.

2.20 Deferred income under Take-or-Pay Agreements

The Group has certain obligations in respect of the supply of gas under gas purchase agreements with its customer. Under these agreements customer is required to pay for certain minimum quantities of gas in a given year. Should customer be unable to take the minimum contracted quantities in a given year, certain volumes of gas that the customer has paid for but has not taken in that year can take for free of charge in subsequent years subject to certain conditions in the agreements. The Group recognizes its obligations under Take-or-Pay agreements on an accrual basis based on its best estimate of volumes taken in the year. Received in advance under these agreements are recognized as deferred income. The deferred income, when subsequently taken, is recognized in the income statement.

The Group made prepayment for royalty related to cash received in advance under Take or Payment agreement to government of Myanmar. Prepayment will be amortized when the deferred income is recognized.

3. Change in Accounting Policy

The Company has changed its accounting policy in financial statements for the year 2001 for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. Cumulative effect of the change decreased the retained earnings for the beginning of the year 2001 by Baht 231.86 million.

4. Cash and cash equivalents

Cash and cash equivalents comprised :

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Cash on hand and at banks	1,364.97	2,693.10	840.47	1,992.75
Short-term investments	14,940.63	12,515.62	8,069.44	5,857.51
Total	16,305.60	15,208.72	8,909.91	7,850.26

Short-term investments comprised:

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Fixed deposits	4,248.21	-	660.31	-
Treasury bills	10,692.42	12,515.62	7,409.13	5,857.51
Total	14,940.63	12,515.62	8,069.44	5,857.51

The interest rate of saving held at call with banks is 0.25-2.15 % per annum (2001: 0.25-4.75% per annum).

The interest rate of deposits held at call with banks is 1.00-3.42 % per annum (2001: 1.25-6.16% per annum).

5. Trade receivable

5.1 Trade Receivable-parent company

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Trade receivable	2,963.19	2,877.02	1,886.66	1,942.80
Take or pay	-	516.84	-	-
Total	2,963.19	3,393.86	1,886.66	1,942.80

5.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Myanmar Oil and Gas Enterprise	173.22	213.94	-	-
Electricity Generating Authority of Thailand	49.25	47.06	49.25	47.06
Others	58.62	11.07	20.69	3.36
Total	281.09	272.07	69.94	50.42

6. Materials and Supplies – Net

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Materials and supplies-at cost	866.21	972.17	733.39	835.09
Less: Provision for obsolescence	(28.70)	(31.78)	(28.70)	(31.78)
Materials and supplies-net	837.51	940.39	704.69	803.31

7. Investments and Loans to Related Parties

7.1 Investments accounted for under equity method

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of interest		Investment				Dividend	
			2002	2001	2002	2001	Cost Method		Equity Method		2002	2001
							2002	2001	2002	2001		
Subsidiary companies												
PTTEPI*	Petroleum	Shareholding / Management team from the Parent Company	20,000	19,000	PTTEP 100 %	PTTEP 100 %	20,000	19,000	19,371.02	15,293.19	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,615.38	1,442.69	-	-
							Currency translation difference		(558.13)	(229.38)		
							Total		21,428.36	16,506.59		
					PTTEPI 25 %	PTTEPI 25 %	0.04	0.04	907.52	513.60	-	-
							Currency translation difference		(139.53)	(57.35)		
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(126.86)	(69.37)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(74.70)	(43.52)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	-	PTTEPO 100%	PTTEPO 100%	2.16	-	(50.09)	-	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	-	PTTEPO 100%	PTTEPO 100%	2.12	-	(26.83)	-	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	-	PTTEPO 100%	PTTEPO 100%	2.16	-	(27.73)	-	-	-

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital 2002	Paid-in Capital 2001	Percent of interest 2002	Percent of interest 2001	Investment Cost Method 2002	Investment Cost Method 2001	Investment Equity Method 2002	Investment Equity Method 2001	Dividend 2002	Dividend 2001
Associated Companies												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26%	PTTEPI 26%	1,450.06	1,450.06	1,530.06	1,458.53	54.79	-
New Links*	Commerce	Shareholding	44.27 Baht	44.27 Baht	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,889.56	9,880.38	9,889.56	547.74	-
							Total		11,410.44	11,348.09		
Jointly controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 Baht	19.8 Baht	PTTEPI 50 %	PTTEPI 50 %	9.90 Baht	9.90 Baht	9.90 Baht	9.90 Baht	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	2,554.05	1,438.83	314.61	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(180.99)	(509.95)	-	-
							Total		2,373.06	928.88		

*PTTEPI : PTTEP International Company Limited
PTTEPO : PTTEP Offshore Investment Company Limited
PTB : PTB Partner Co., Ltd. (PTB is on liquidation process)
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited
PTTEPHV : PTTEP Hoan-Vu Company Limited
PTTEPHL : PTTEP Hoang-Long Company Limited
PTTEP ME : PTTEP Middle East Company Limited
CPOC : Carigali - PTTEPI Operating Company Sdn Bhd.
TOP : Thai Oil Power Company Limited
MGTC : Moattama Gas Transportation Company
New Links : New Links Energy Resources Limited
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares (2001 : 85.44%) in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

On December 11, 2001 the Company acquired investment in New Links with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 3,340.94 million (Net book value as at December 31, 2002 was Baht 2,658.96) and will be amortized under the unit of production method based on New Links' remaining reserves as at acquisition date. The amortized amount include in share of profit (loss) from investment accounted for under equity method.

PTTEPI acquired investment in Thai Oil Power Co., Ltd (TOP) with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 448.55 million (Net book value as at December 31, 2002 was Baht 404.94 million) and will be amortized based on the remaining period of 24 years of the Electricity Sale Contract which TOP entered into with its customer. The amortized amount include in share of profit (loss) from investment accounted for under equity method.

7.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The changes of investments in jointly controlled entities as at 31 December comprised

(Unit: Million Baht)

	2002	2001
Opening net book amount	928.88	(804.88)
Share of results after tax	1,758.78	1,733.76
Dividend	(314.61)	-
Closing net book amount	2,373.05	928.88

The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and	Percentage shareholding	
		2002	2001
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit: Million Baht)

	MGTC		TPC	
	2002	2001	2002	2001
Balance Sheets:				
Current assets	517.01	593.21	151.52	347.52
Non-current assets	5,044.22	5,504.38	2,030.51	2,157.53
Current liabilities	(120.12)	(102.79)	(798.34)	(713.71)
Non-Current liabilities	(3,284.71)	(4,756.05)	(1,394.65)	(2,068.40)
Assets (liabilities) net	2,156.40	1,238.75	(10.96)	(277.06)
Statements of Income:				
Revenues	2,291.85	2,417.06	584.90	345.97
Expenses	(367.33)	(307.74)	(258.13)	(339.97)
Income before income taxes	1,924.52	2,109.32	326.77	6.00
Income taxes	(517.67)	(318.38)	(60.81)	(62.83)
Net income (loss)	1,406.85	1,790.94	265.96	(56.83)

7.3 Long-term loans to related party

	Company			
	2002		2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Subsidiary company – PTTEPI	-	-	3,943.36	2.6975 – 7.86%

During the year 2002, there are repayment of principal and interest amounted Baht 3,943.36 million and Baht 83.02 million, respectively. Thus, as of December 31, 2002, there is no outstanding balance of long-term loans from related party.

8. Related Party Transactions

Significant transactions with related parties for years ended December 31, 2002 and 2001 are as follows:

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	28,847.43	27,165.74	22,884.00	21,681.14
Compensation for waiving the right of carry forward gas	87.65	308.97	87.65	308.97
Prepaid compensation for waiving the right of carry forward gas	-	74.58	-	74.58
Prepaid incentive gas sale	-	13.06	-	13.06
Interest income from deferred income	4.63	35.73	-	-
Revenue from rental (market price)	17.07	18.37	17.07	18.37
Financial assistance for modification of equipments	114.40	-	-	-
Accrued Expenses: Financial assistance for modification of equipments	20.55	-	-	-
Subsidiary company				
Interest Income	-	-	46.30	254.37

9. Property, plant and equipment-net

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	58,103.80	986.43	1,134.06	60,224.29
Reclassification	131.32	31.97	(163.29)	-
Increase during the year	7,419.47	227.08	105.65	7,752.20
Decrease during the year	(406.26)	-	(21.31)	(427.57)
Currency translation difference	(14.30)	-	-	(14.30)
Balance as at December 31, 2002	65,234.03	1,245.48	1,055.11	67,534.62

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2001	(14,617.22)	(285.50)	(833.06)	(15,735.78)
Reclassification	(76.59)	(24.03)	100.62	-
Decrease during the year	24.99	-	19.00	43.99
Depreciation for the year	(4,421.71)	(57.98)	(74.18)	(4,553.87)
Currency translation difference	(79.44)	-	-	(79.44)
Balance as at December 31, 2002	(19,169.97)	(367.51)	(787.62)	(20,325.10)
Net book value as at December 31, 2001	43,486.58	700.93	301.00	44,488.51
Net book value as at December 31, 2002	46,064.06	877.97	267.49	47,209.52

Depreciation included in income statement for the year ended 2001 Baht 3,331.67 Million

Depreciation included in income statement for the year ended 2002 Baht 4,553.87 Million

(Unit: Million Baht)

	Company			
	Oil and Gas Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	40,897.57	678.09	1,056.48	42,632.14
Reclassification	131.32	31.97	(163.29)	-
Increase during the year	6,428.70	43.67	98.69	6,571.06
Decrease during the year	(40.26)	-	(20.33)	(60.59)
Balance as at December 31, 2002	47,417.33	753.73	971.55	49,142.61
Accumulated depreciation				
Balance as at December 31, 2001	(12,976.35)	(251.57)	(777.44)	(14,005.36)
Reclassification	(76.59)	(24.03)	100.62	-
Decrease during the year	0.05	-	17.84	17.89
Depreciation for the period	(3,938.94)	(45.56)	(64.65)	(4,049.15)
Balance as at December 31, 2002	(16,991.83)	(321.16)	(723.63)	(18,036.62)
Net book value as at December 31, 2001	27,921.22	426.52	279.04	28,626.78
Net book value as at December 31, 2002	30,425.50	432.57	247.92	31,105.99

Depreciation included in income statement for the year ended 2001	Baht 2,834.19	million
Depreciation included in income statement for the year ended 2002	Baht 4,049.15	million

10. Income Tax

10.1 Deferred Income Tax

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Deferred tax assets				
Petroleum income tax	14.73	-	-	-
Income tax under Revenue Code	581.47	607.57	-	-
Total	596.20	607.57	-	-
Deferred tax liabilities				
Petroleum income tax	7,932.57	6,806.45	7,932.57	6,802.07
Income tax in the Union of Myanmar	876.20	702.67	-	-
Total	8,808.77	7,509.12	7,932.57	6,802.07

10.2 Income Tax

Income taxes for the years ended December 31, 2002 and 2001 are as follows:

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	3,544.36	3,894.30	3,544.36	3,894.30
Deferred tax expenses	1,111.39	1,305.24	1,130.50	1,321.25
Total	4,655.75	5,199.54	4,674.86	5,215.55
Income tax under Revenue Code				
Current tax expenses	8.30	75.44	8.30	75.44
Deferred tax expenses	26.11	22.06	-	-
Total	34.41	97.50	8.30	75.44
Income tax in the Union of Myanmar				
Current tax expenses	555.80	206.66	-	-
Deferred tax expenses	189.52	230.07	-	-
Total	745.32	436.73	-	-
Total income taxes	5,435.48	5,733.77	4,683.16	5,290.99

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50
Income tax under Revenue Code	30
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25
Income tax in the Union of Myanmar	30

11. Prepaid expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 14 is recognized. Prepaid expenses comprised:

(Unit: Million Baht)

	Consolidated	
	2002	2001
Petroleum royalty to the government of the Union of Myanmar	484.36	505.94

12. Current portion of long - term loans

Current portion of long - term loans comprised:

	Consolidated and the Company			
	2002		2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,165.19	50.00	2,217.98
Unsecured and unsubordinated bonds	-	-	-	4,000.00
Total	50.00	2,165.19	50.00	6,217.98

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

13. Bond

	Consolidated			
	2002		2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	17,026.28	393.28	17,440.40
Unsecured and unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	393.28	17,026.28	393.28	17,440.40

	Company			
	2002		2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	8,369.66	193.28	8,573.72
Unsecured and unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	193.28	8,369.66	193.28	8,573.72

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

14. Deferred income

Deferred income arises from PTTEPI received advance payments from PTT Public Company Limited (PTT), its parent Company, for natural gas and MGTC and TPC received advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income as at December 31, 2002 and 2001 comprised:

(Unit: Million Baht)

	Consolidated	
	2002	2001
Deferred income for the year 1998	64.24	408.90
Deferred income for the year 1999	2,407.63	2,412.44
Deferred income for the year 2000	3,410.29	3,418.48
Deferred income for the year 2001	574.29	576.25
Total	6,456.45	6,816.07

15. Share Capital

On May 7, 2002, the Company registered additional ordinary share of 10 million shares at Baht 5 each, or a total of 50 million Baht. The Company registered capital then increased from 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million to be 664.4 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. The Company fully paid up capital is 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million. The difference of 12.4 million shares are reserved for

- The company's Employees Stock Ownership Plan (ESOP) which will issue and offer warrants on yearly basis for 5 consecutive years to directors, management and employees of the company. The ordinary shares reserved for the exercise of warrants are 10 million shares. On August 1, 2002, the Company issued and allot the warrants in the amount of 2 million units (exercise ratio: 1 unit of warrant for 1 common share) to its directors, management and employees, and the exercise price is fixed at 111 Baht per share.

- The exercise of warrants to purchase ordinary shares by employees for 2.4 million shares. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. Since the first exercise date on September 14, 2001, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at December 31, 2002.

	2002	2001
Number of warrants (unit)	1,200,000	1,200,000
Exercised price (Baht)	150	150

16. Legal reserve

(Unit: Million Baht)

	Consolidated and the Company	
	2545	2544
Beginning balance	327.20	327.20
Appropriation during the year	5.00	-
Ending balance	332.20	327.20

Under the Public Companies Act, the Company is required to set aside as a statutory reserve at least 5 percent of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

17. Gain (Loss) on Foreign Exchange

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Realized gain(loss) on foreign exchange	131.32	253.98	(86.68)	114.52
Unrealized gain(loss) on foreign exchange	405.91	(399.28)	253.97	(312.99)
Total	537.23	(145.30)	167.29	(198.47)

18. Other Income

(Unit: Million Baht)

	Consolidated		Company	
	2002	2001	2002	2001
Rental income	22.17	26.30	22.17	26.30
Income from transferring of joint venture interest	11.45	-	-	-
Gain on disposal of assets	-	225.36	-	6.08
Others	23.98	26.57	5.36	8.15
Total	57.60	278.23	27.53	40.53

19 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

	Consolidated		Company	
	2002	2001	2002	2001
Net profit attributable to shareholders (Baht)	12,088,959,495	10,894,801,580	12,088,959,495	10,894,801,580
Weighted average number of outside ordinary shares in issue (no. of share)	652,000,000	652,000,000	652,000,000	652,000,000
Basic earnings per share (Baht)	18.54	16.71	18.54	16.71

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated		Company	
	2002	2001	2002	2001
Net profit attributable to shareholders	12,088,959,495	10,894,801,580	12,088,959,495	10,894,801,580
Net profit used to determine diluted earnings per share	12,088,959,495	10,894,801,580	12,088,959,495	10,894,801,580
Weighted average number of outside ordinary share in issue (no. of share)	652,000,000	652,000,000	652,000,000	652,000,000
Adjustments for share options	87,366	-	87,366	-
Weighted average number of outside ordinary shares for diluted earnings per share	652,087,366	652,000,000	652,087,366	652,000,000
Diluted earnings per share	18.54	16.71	18.54	16.71

20 Segment information

Primary reporting-business segments

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2002						
	Exploration and Production			**Pipeline**	**Others**		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		**Elimination**	**Group**
Revenues - Third parties	390.25	349.36		645.39			1,385.00
- Related parties	23,076.27	5,771.15		2,220.09		(2,220.09)	28,847.42
Share of associates		529.86			126.32		656.18
Total revenues	**23,466.52**	**6,650.37**	**-**	**2,865.48**	**126.32**	**(2,220.09)**	**30,888.60**
Production expenses	1,975.13	2,771.14	-	245.36		(2,217.33)	2,774.30
Administrative expenses – project	499.78	150.82	13.97	42.10			706.67
Exploration cost							
- Dry hole	37.58						37.58
- Geological and geophysical	63.96	34.08	14.41				112.45
Depreciation, depletion and amortisation	3,851.04	213.54		220.93			4,285.51
Royalties	2,918.90	504.75					3,423.65
Total expenses	**9,346.39**	**3,674.33**	**28.38**	**508.39**	**-**	**(2,217.33)**	**11,340.16**
Segment result	**14,120.13**	**2,976.04**	**(28.38)**	**2,357.09**	**126.32**	**(2.76)**	**19,548.44**
Depreciation - general							(344.40)
Selling and administrative expenses - general							(563.76)
Operating profit							**18,640.28**
Other income, net							188.92
Finance cost - Interest income							209.02
- Interest expenses							(1,414.86)
Other expenses, net							(504.83)
Significant unrealized expenses							405.91
Profit before tax							**17,524.44**
Tax							(5,435.48)
Net Profit							**12,088.96**
Segment assets	35,860.31	9,308.67	0.32	7,255.24	142.02		52,566.56
Investment in associates		9,880.38			1,530.06		11,410.44
Unallocated assets							17,768.13
Consolidated total assets							**81,745.13**
Segment liabilities	2,726.83	6,491.75	28.77	912.74			10,160.09
Unallocated liabilities							32,626.04
Consolidated total liabilities							**42,786.13**
Capitalisation cost	6,550.43	874.49	31.47	7.68	384.23		7,848.30

20 Segment information (Cont'd)

Primary reporting-business segments

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2001						
	Exploration and Production			**Pipeline**	**Others**		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		**Elimination**	**Group**
Revenues - Third parties	205.20	147.75		662.82			1,015.77
- Related parties	21,862.12	5,303.19		2,032.34		(2,032.34)	27,165.31
Share of associates					82.46		82.46
Total revenues	**22,067.32**	**5,450.94**	**-**	**2,695.16**	**82.46**	**(2,032.34)**	**28,263.54**
Production expenses	1,903.08	2,461.78		149.82		(2,035.36)	2,479.32
Administrative expenses – project	568.34	171.94		43.52			783.80
Exploration cost							
- Dry hole		5.66					5.66
- Geological and geophysical	103.18	124.13					227.31
Depreciation, depletion and amortisation	2,843.61	170.39		247.30			3,261.30
Royalties	2,743.32	455.75					3,199.07
Total expenses	**8,161.53**	**3,389.65**	**-**	**440.64**	**-**	**(2,035.36)**	**9,956.46**
Segment result	**13,905.79**	**2,061.29**	**-**	**2,254.52**	**82.46**	**3.02**	**18,307.08**
Depreciation - general							(97.64)
Selling and administrative expenses–general							(281.43)
Operating profit							**17,928.01**
Other income, net							278.23
Finance cost - Interest income							744.47
- Interest expenses							(1,837.19)
Other expenses, net							(85.67)
Significant unrealized expenses							(399.28)
Profit before tax							**16,628.57**
Tax							(5,733.77)
Net Profit							**10,894.80**
Segment assets	33,570.59	8,503.87	-	7,121.48			49,195.94
Investment in associates		9,889.56			1,458.53		11,348.09
Unallocated assets							17,185.24
Consolidated total assets							**77,729.27**
Segment liabilities	2,767.32	7,083.84		551.76			10,402.91
Unallocated liabilities							36,215.57
Consolidated total liabilities							**46,618.48**
Capitalisation cost	6,674.93	92.32	-	-	361.95		7,129.20

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 7 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects

Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting — geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2002			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	390.25	994.75	-	1,385.00
- Related parties	23,076.27	5,771.15	-	28,847.42
Segment assets	36,002.33	16,563.91	0.32	52,566.56
Investment in associates	1,530.06	9,880.38		11,410.44
Capitalisation cost	6,934.66	882.17	31.47	7,848.30
Consolidated total assets	55,300.52	26,444.29	0.32	81,745.13

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2001			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	205.20	810.57	-	1,015.77
- Related parties	21,862.12	5,303.19	-	27,165.31
Segment assets	33,570.59	15,625.35		49,195.94
Investment in associates	1,458.53	9,889.56	-	11,348.09
Capitalisation cost	7,036.89	92.32	-	7,129.20
Consolidated total assets	52,214.36	25,514.91	-	77,729.27

21. Proposed Dividend

On April 30, 2002, the annual general meeting of the shareholders approved payment of a dividend of Baht 6.00 per share to the company's shareholders for the year 2001.

The Company has estimated the dividend to its shareholders for the year 2002 at Baht 4,401 million, representing a dividend of Baht 6.75 per share for a total of 652 million shares. This dividend will be paid upon approval by the annual general meeting of the shareholders.

22. Disclosure of Financial instruments

Foreign currency risk

The Company and its subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements and forward exchange contracts, as discussed in Note 13.

Interest rate risk

The Company and its subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and its subsidiaries both in the current and future periods. Therefore, in order to hedge this interest rate risk, the Company and its subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 13.

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit: Million Baht)

	As of December 31, 2002	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,328.37	8,772.90
Cross currency interest and principal swaps	8,369.66	9,077.65
Unsecured and unsubordinated USD 200 million	8,660.78	9,654.91

23. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at December 31, 2002, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.30 million in the financial statements of the Company and Baht 43.96 million in the consolidated financial statements.

24. Account reclassification and adjustment

The Company reclassified accounts in financial statements for the year 2001 in order to make comparable with those of 2002, which do not effect reported net income. The shareholder equity in consolidated financial statement was decreased Baht 7.13 million or 0.02% of shareholder's equity from previous report due to the account reclassification of currency translation difference and property, plant and equipment-net. The shareholder equity in the company financial statement was decreased Baht 229.38 million or 0.74% of shareholder's equity from previous report due to the account reclassification of currency translation difference and investment account.
